Annual Report 2002


03056691



FLEXi™

FlexiInternational Software, Inc.


SEC MAIL PROCESSING
RECEIVED
APR 18 2003
WASH. D.C.
187

Message to Shareholders

Overview

The last few years have been challenging ones for Flexi, and we could not have successfully met the challenges we faced without the strong support and loyalty of our clients and Flexi team members. Thank you!

I recently had lunch with a senior executive of one of our clients who has retired to Florida and now lives almost in the backyard of our Florida office. As we sat at Applebee's over two salads, (several Applebee's franchisees use FlexiFinancials and we always try to support our clients!) we discussed how his company had selected Flexi and why. He has had extensive experience during his career with competing products and felt during the competitive review that Flexi's technology, its ease of use, and the client-oriented attitude throughout Flexi put our products ahead of the competition. I hear this from many of our clients, and we are happy to have so many friends among them.

I am often asked how we are doing. While we all know the difficulties Flexi has faced over the last few years, I am confident about our future. We believe that we have made significant progress in 2002 with our financial picture and that we have a strong strategy for the future.

We reported our eleventh - out of the last twelve - profitable quarter in the fourth quarter of 2002; we had a profitable year for 2002. Our balance sheet is clean: cash is up; liabilities are down; and we have no long-term debt. We signed a major new client, Swisscard, in 2002 which is a joint venture of American Express and Credit Suisse in Zurich, Switzerland. The implementation was on schedule and on budget. Our dedicated and loyal Flexi team consistently does whatever it takes to make Flexi profitable while ensuring that our clients receive the best possible level of service.

Implementing a Plan for the Future

Growing our license revenue will be our primary focus in 2003 while maintaining a tight control on our expenses. We hope to reverse in 2003 our trend of declining revenue in previous years.

On the revenue front, we have put a two-prong strategy in place under the tag line "The Accounting Solution That Powers Business" which combines our direct business and our partnership business. Our direct business in 2003 will come mostly from current clients buying more products from us. Our partner business will consist of software or franchising companies that will embed our accounting engine into their broader industry solution as well as outsourcing partners who offer accounting outsourcing services using our accounting solution. We already have successful software partners, McKesson for healthcare and Fiserve for insurance, and we are looking actively for partners in other industry segments. We have several outsourcing partners, Core3 based in Phoenix, Arizona, which provides outsourcing services to several industries and Acturis based in the United Kingdom which provides services to independent insurance brokers. You may be surprised to know that we have several clients, like Wells Fargo and Applebee's, who have used FlexiFinancials for years to provide accounting services to hundreds of independent companies. Some of our clients process millions of journal entries and tens of thousands of invoices and payments monthly. That is the power of Flexi.

We are excited about 2003 as we are expanding our client base again and deploying out Internet-based suite of financial accounting applications based on .NET technology. Our new product, FlexiNet Portal, provides the framework for Internet-based reporting, inquiries, approvals and transaction processing, further enhancing Flexi's reputation for using innovative, leading-edge technology in ways that provide real benefits to our customers.

I would like to take this opportunity to thank our partners, employees, clients and shareholders for their continuing support and shared vision. While 2003 will certainly be a challenging year with war related uncertainties, a weak economy and a softness in technology spending, I firmly believe that we have the strategy and the team to continue the rebuilding of Flexi in 2003.



Stefan R. Bothe
Chairman, CEO and President

Flexi
FlexiInternational Software, Inc.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

___X___ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

_______ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number: 000-23453

FLEXIINTERNATIONAL SOFTWARE, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**06-1309427**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Two Enterprise Drive, Shelton, CT	**06484**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (203) 925-3040

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.01 par value per share
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act 2b-2). Yes _____ No __X__

The aggregate market value of the common equity held by non-affiliates of the registrant, based upon the closing sales price of Common Stock, par value $0.01 per share, on March 1, 2003 as reported on the OTC Bulletin Board, was approximately $0.8 million. Shares of Common Stock held by each officer and director and by each person who owns 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant has no shares of non-voting Common Stock authorized or outstanding.

As of March 1, 2003, Registrant had 17,784,185 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Registrant's 2003 Annual Meeting of Stockholders to be held on Friday, May 16, 2003 (the "2003 Proxy Statement") which will be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2002, are incorporated by reference in Part III of this Report on Form 10-K. With the exception of the portions of the 2003 Proxy Statement expressly incorporated into this Annual Report on Form 10-K by reference, such document shall not be deemed filed as a part of this Form 10-K.

FORWARD LOOKING STATEMENTS

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are subject to a number of risks and uncertainties. All statements, other than statements of historical facts included in this Annual Report on Form 10-K, regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Annual Report on Form 10-K, the words "will", "believe", "anticipate", "intend", "estimate", "expect", "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. For example, we have made forward-looking statements with respect to our future revenue growth herein. We cannot guarantee future results, levels of activity, performance or achievements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or strategic alliances. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks described in "Certain Factors that May Affect Future Operating Results" and elsewhere in this Annual Report on Form 10-K. You should carefully review the risk factors included in our documents filed from time to time with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Reports on Form 10-Q. In addition, from time to time we may also provide oral or written forward-looking statements in other materials we release to the public. We do not assume any obligation to update any of the forward-looking statements we make.

FLEXIINTERNATIONAL SOFTWARE, INC.
FORM 10-K
2002 ANNUAL REPORT

Table of Contents

PART I

Item 1. ***Business***

General

FlexiInternational Software, Inc., or Flexi or the Company, was organized as a Connecticut corporation in 1990 and reincorporated in Delaware in 1993. Flexi designs, develops, markets and supports the FlexiFinancial Enterprise Suite of financial and accounting software applications and related tools. The Flexi solution — composed of FlexiFinancials, Flexi Financial Datawarehouse, or FlexiFDW, FlexiInfoAccess and FlexiTools — is designed to address the needs of users with sophisticated financial accounting and operational analysis requirements. We sell our software for use in traditional in-house accounting operations as well as through our accounting outsourcing service to companies desiring to outsource their back office accounting processes.

Our Financial Management Services solution, or FMS, a business process outsourcing (BPO) service, is designed to leverage our suite of accounting products and our expertise in back office processing of accounting data. We believe that many mid-sized and start-up fast growing companies would benefit substantially from outsourcing their back office accounting processes to enable them to better focus on financial analysis, cash management and the strategic issues of their business. As part of our BPO sales strategy to expand regional coverage rapidly, we recruit regional resellers of our FMS solution which will pay us a percentage of the fee they collect for using our software and related solutions. Some resellers handle the complete BPO service while others handle the client relationship and Flexi will handle the hosting and accounting aspects of the service. In 2001, we signed a BPO reseller agreement in which we provided the reseller a convertible loan, in the aggregate principal amount of $272,000, to help launch the reseller's BPO service. According to industry analysts, the finance and accounting outsourcing segment of the BPO market is in the early adoption phase and is expected to continue to grow. However, we believe the full acceptance of this solution is still several years away.

We derive our revenue primarily from:

- noncancellable software license agreements entered into with respect to our products;
- royalties paid to us from third parties that distribute our products;
- to a lesser extent, third-party products distributed by us; and
- annual software maintenance agreements entered into with our customers.

Our revenues have been derived from both domestic sales and international sales, with the international sales comprising 20.4% and 19.2% of total revenues for 2002 and 2001, respectively. The international sales generally have the same revenue and cost structure as our domestic sales. The majority of our international sales are transacted in British pounds sterling, and an increase in the value of the British pound relative to the currency of the country in which we are selling our product could make our products more expensive and potentially less competitive in these markets. In addition, our international business may be subject to a variety of other risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses for certain countries, the introduction of non-tariff barriers and higher duty rates and fiscal and monetary policies that adversely affect non-native firms. See "Certain Factors that May Affect Future Operating Results."

Products

The Flexi solution, FlexiFinancial Enterprise Suite, is an integrated suite of financial accounting applications, together with related information applications and development tools, that address the needs of users with sophisticated financial accounting requirements, is easily customized and supports the latest technologies as they evolve. The FlexiFinancial Enterprise Suite is composed of the Company's three core families of products:

FlexiFinancials financial accounting systems;

Flexi Financial Datawarehouse "FlexiFDW"; and

FlexiTools development and customized tools.

The following table provides selected information relating to these core products. All of our products can operate on a fully integrated basis, can be licensed separately for use on a stand-alone basis or for integration with products from third-party vendors, or can be purchased for use in outsourced environments.

FlexiFinancials	Commercial Introduction	FlexiFDW	Commercial Introduction	FlexiTools	Commercial Introduction
FlexiLedger	1993	FlexiFDW	1998	FlexiControl	1993
FlexiPayables	1994	FlexiFRE	1998	FlexiCenter	1994
FlexiReceivables	1995			FlexiDeveloper	1994
FlexiPurchasing	1996			FlexiDB	1996
FlexiAssets	1997			FlexiDesigner	1996
FlexiProjects	1999			FlexiActiveXControls	1997
				FlexiFIRE	1998

FlexiFinancials

- *FlexiLedger*. FlexiLedger, the general ledger module for FlexiFinancials, provides the functionality required for users with sophisticated financial accounting requirements, including the ability to support unlimited number of currencies including Euro, multicurrency accounts and multicurrency sets of books; multi-company consolidations; user-defined subledgers; flexible account validation; sophisticated summarization and allocation structure; daily and monthly closing cycles, as well as other normal ledger functions, with levels of security traditionally associated with mainframes.

- *FlexiPayables*. FlexiPayables is an accounts payable module that supports centralized and decentralized accounts payable processing through sophisticated operation and accounting security controls, while supporting the generation of invoices and payment authorizations automatically routed for approval. Users have the flexibility to establish payment rules, terms for payment, cash management, and expense control and vendor management.

- *FlexiReceivables*. FlexiReceivables is an accounts receivable module that supports automatic cash application, invoice aging and discounts, as well as flexible rules for account group, payment schedule commission and other terms. It can be easily configured to define multiple account distribution or multiple-company accounting for management of receivables across large organizations.

- *FlexiPurchasing*. FlexiPurchasing is a dynamic purchasing management module that tracks purchases from requisition to purchase order to invoicing, as well as delivery and storage, including data ranging from discount levels to receipt and acceptance of goods. Users can define, among other items, management approval levels, all relevant report information and payment terms.

- *FlexiAssets*. FlexiAssets is a fixed-asset module for controlling and tracking the physical location of all assets, while providing depreciation calculations on a fully automated basis. The user can maintain records on an unlimited number of assets. FlexiAssets permits the user to choose depreciation methods, and to maintain multiple sets of records to satisfy GAAP and federal, state and local property tax reporting requirements.

- *FlexiProjects*. FlexiProjects, the most recent addition to the FlexiFinancials integrated suite of accounting applications, allows for the management of costs for any type of capital project, whether it's software development, building a new facility, or building improvements. FlexiProjects stores, tracks and analyzes all project costs and insures that project information is always reconciled with general ledger, purchasing, and other financial data.

Flexi FDW

The ability to produce in-depth management reports on the various aspects of a business is crucial. FlexiFDW is a high-performance financial and operational tool for performing analysis with multi-dimensional roll-ups, and drill-down and multi-currency capabilities. It creates a single repository of financial and operational information for the user. It processes data according to customer defined accounting and financial rules and offers a unified view of a company's entire operation, giving the user the information on profitability, risk, and new opportunities. It provides this visibility through a flexible data model.

FlexiFDW. FlexiFDW features an open client/server architecture and uses an event-driven model to organize and track information. It processes, reconciles, standardizes and reports information based on the business or accounting rules established by the user in the Flexi Financial Rules Engine "FlexiFRE" or some other type of rules engine. FlexiFDW accepts information directly from the user's organization's source systems - regardless of their age, complexity, or number. FlexiFDW is fully Euro compliant.

FlexFRE. FlexiFRE provides an efficient, effective way to clean, validate, enrich and transform data from an organization's source systems. It creates a single, standardized layer between front- and back-office source systems and a data warehouse or back-end reporting system. Just as important, it enables the user to use a graphical interface to build an organization's business logic directly into the data capture process.

FlexiTools

FlexiTools are development and customization tools based on the open technologies that permit users to take advantage of the object-oriented, component-based architecture of our systems to accommodate their unique requirements in a timely and cost-effective manner. We believe that FlexiTools increase the flexibility of our products and facilitates seamless integration with customer applications.

- *FlexiControl* permits users to define and manage system-wide controls, such as security and server-based processing.

- *FlexiDeveloper*, *FlexiDesigner* and *FlexiDB* provide users with the flexibility to extend Flexi applications and customize the interface and database definitions. With these tools, customers may add additional fields to any table, modify the attributes of a currently existing database or customize their graphical user interface. Each customer has a high degree of flexibility regarding screen or menu structure. Through the revision control feature, subsequent updates may be easily applied without overriding customized modifications.

- *FlexiActiveXControls* allows customers to create interfaces between any Windows-based applications supporting COM (Component Object Model) interface and FlexiFinancials modules, as well as to develop custom interfaces for many FlexiFinancials processes using industry standard tools, such as Visual Basic, Internet browser and Microsoft Office applications.

- *FlexiFIRE* delivers high performance server-based reporting engine. The application is extremely flexible in its inquiry capabilities and can be used with all FlexiEnterpriseSuite applications as well as with other relational databases for various software packages.

Financial Management Services

FlexiFMS provides the outsourcing of back office accounting processes. Flexi handles the back office accounting functions remotely for clients who will then have access to the data for financial management, analysis and reporting. We believe that Flexi's experience with a broad range of accounting solutions with its in-house managed installations as well as its ownership of the software gives Flexi an advantage over other BPO providers.

International Operations

In June 1998, Flexi acquired The Dodge Group, a company specializing in financial data warehouse solutions having its principal offices in the United Kingdom. Flexi believes that the acquisition of The Dodge Group has given Flexi a business and marketing presence in the United Kingdom's banking and financial services industry and has helped Flexi to continue to maintain an international business presence.

During the years ended December 31, 2002, 2001, and 2000, the Company's international revenues were approximately 20.4%, 19.2%, and 18.9%, of total revenues, respectively. The Company presently has customers in North America, Europe, Asia, and South Africa.

Customers

The Company's customers include a wide range of financial institutions and other organizations that require a high level of functionality from their financial accounting software, including banks, insurance companies and other financial services firms, as well as organizations in other industries such as healthcare and technology. In each of the years ended December 31, 2002, 2001, and 2000, two customers represented 10% or more of the Company's total revenues, or an aggregate of 34.2%, 40.6%, and 38.2% of total revenues, respectively. The two customers who each made up greater than 10% of the Company's revenue for the year ended December 31, 2002 were Citigroup and McKesson Information Services.

Employees

As of December 31, 2002, the Company had 40 employees, 29 domestically and 11 internationally.

Item 2. ***Properties***

Flexi is headquartered at Two Enterprise Drive, Shelton, Connecticut 06484, where it leases approximately 9,697 square feet under a lease expiring in June 2008. In addition, Flexi maintains approximately 2,700 square feet of leased office space in Bonita Springs, Florida, under a lease expiring in December 2003 and 2,300 square feet in London, United Kingdom, under a lease expiring in February 2005. Flexi believes that its leased space is sufficient for its current operations.

Item 3. ***Legal Proceedings***

On July 18, 2001, the Company filed for arbitration with the American Arbitration Association in a royalty and enhancement fee dispute with its healthcare industry reseller McKesson Information Services (formerly known as McKesson/HBOC). The Company is continuing to negotiate with McKesson and expects a final settlement agreement in the first half of 2003.

The Company is also a party to various disputes and proceedings arising from the ordinary course of general business activities. The Company is also finalizing a sales tax audit by the State of Connecticut involving past acquisition of computer and related equipment. Although the final outcome of these matters cannot be determined, we believe that these matters will not seriously harm our business.

Item 4. ***Submission of Matters to a Vote of Security Holders***

During the fourth quarter of the fiscal year ended December 31, 2002 there were no matters submitted to a vote of security holders through the solicitation of proxies or otherwise.

Item 4A. ***Executive Officers of the Company***

The following individuals are the executive officers of Flexi as of February 2003:

Name	Age	Position
Stefan R. Bothe	54	Chairman of the Board, Chief Executive Officer, President and Acting Chief Financial Officer
Dmitry G. Trudov	30	Chief Technology Officer and Vice President, Software Development
Maureen M. Okerstrom	41	Vice President, USA Sales

Mr. Bothe has served as Chairman of the Board and Chief Executive Officer of the Company since March 1993 and has been Acting Chief Financial Officer since August 2001. From November 1991 to February 1993, Mr. Bothe was President and Chief Executive Officer of DSI Group N.V., a Dutch-based international software company. From 1989 to 1991, Mr. Bothe was President and Chief Executive Officer of GEAC Computer Corporation Limited, a software company. Prior to joining GEAC, Mr. Bothe was President of the Application Products Division of Computer Associates International, Inc., one of the largest software companies in the industry. While at Computer Associates, Mr. Bothe held numerous senior management positions, including President of the International Division, President of the Micro Products Division and Senior Vice President of Marketing.

Mr. Trudov has served as Chief Technology Officer and Vice President, Software Development responsible for software development, client services, hotline support, quality assurance and MIS since August 2001. From April 2000 to August 2001, Mr. Trudov served as the Company's Chief Technology Officer responsible for all technical aspects of the Company including MIS, database support, top-level support for Flexi customers, Company infrastructure and technical input to the development team. Mr. Trudov also held the positions within the Company of Manager, Technology Services from October 1999 to April 2000, Sales Support Engineer from 1998 to 1999 and Internet Development Engineer/Webmaster and Pre-Sales Technical Engineer from 1996 to 1998.

Ms. Okerstrom has served as Vice President, USA Sales since January 2003. She rejoined Flexi in June 2002 as Sales Manager. She is responsible for Flexi's direct sales, partnership programs and BPO efforts. Ms. Okerstrom previously was with Flexi from August 1994 to February 1999 in various sales management positions. From February 1999 to June 2002 she held the position of Vice President Sales of Alerio Corporation and then Vice President, Sales of Adivio Corporation, a spin-off of Alerio Corporation. Ms. Okerstrom has also held sales positions and sales management positions at IBM and Platinum Software.

Each officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. With the exception of Mr. Bothe and Jennifer V. Cheng, a director of the Company, who are husband and wife, there are no family relationships among any of the executive officers or directors of the Company.

PART II

Item 5. ***Market for the Company's Common Equity and Related Stockholder Matters***

The Company's Common Stock was traded on the Nasdaq National Market under the symbol FLXI from December 12, 1997, the first trading day after the Company's initial public offering was declared effective, through October 5, 1999, when, as a result of the Company's delisting from the Nasdaq National Market, the stock began trading on the OTC Bulletin Board under the symbol FLXI.OTC. The following table lists the high and low closing sales price for the Company's Common Stock on the OTC bulletin board for the periods indicated:

Fiscal Year ended December 31, 2001(1)	High	Low
First Quarter	$0.20	$0.11
Second Quarter	$0.21	$0.13
Third Quarter	$0.16	$0.09
Fourth Quarter	$0.15	$0.08

Fiscal Year ended December 31, 2002(1)	High	Low
First Quarter	$0.09	$0.06
Second Quarter	$0.10	$0.06
Third Quarter	$0.09	$0.05
Fourth Quarter	$0.09	$0.05

(1) The high and low prices may represent over-the-counter market quotations that reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

As of March 1, 2003, the approximate number of holders of record of the Company's Common Stock was 139. The number of holders of record of the Company's Common Stock differs from the number of beneficial owners of such Common Stock because a significant number of shares are held by depositories, brokers and other nominees.

The Company has never declared or paid any cash dividends on its capital stock. The Company currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion.

Equity Compensation Plan Information

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	1,305,435	$0.95	2,375,000
Equity compensation plans not approved by security holders	—	—	—

Item 6. ***Selected Historical Consolidated Financial Data***

The following selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K.

The selected historical consolidated financial data presented below as of December 31, 2002, 2001, 2000, 1999, and 1998, and for the years then ended, are derived from the consolidated financial statements of Flexi, which for 2002 and 2001 have been audited by Hill, Barth & King, LLC, for 2000 and 1999 by Deloitte & Touche LLP, and for 1998 by PricewaterhouseCoopers LLP, independent certified public accountants.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Statement of Operations Data:					
Revenues					
Software license	$ 839	$ 2,917	$ 4,112	$ 3,385	$ 10,542
Service and maintenance	6,119	6,598	8,324	12,169	13,754
Other operating revenue	500	-	-	-	-
Total revenues	7,458	9,515	12,436	15,554	24,296
Cost of revenues:					
Software license	155	684	636	586	1,757
Service maintenance	1,953	2,308	3,956	7,491	10,584
Total cost of revenues	2,108	2,992	4,592	8,077	12,341
Gross Profit	5,350	6,523	7,844	7,477	11,955
Operating expenses:					
Sales and marketing	1,591	2,552	1,632	5,919	11,233
Product development	1,439	1,616	2,689	6,887	10,752
General and administrative	1,379	2,847	3,365	7,153	6,191
Goodwill impairment	-	862	-	4,224	-
Restructuring charge	-	-	-	1,824	-
Acquired in-process research and development	-	-	-	-	1,890
Total operating expenses	4,409	7,877	7,686	26,007	30,066
Operating income (loss)	941	(1,354)	158	(18,530)	(18,111)
Net interest income (expense)	(27)	(29)	(1)	49	880
Income (loss) before income taxes	914	(1,383)	157	(18,481)	(17,231)
Income tax benefit	(330)	-	-	-	-
Net income (loss)	$ 1,244	$ (1,383)	$ 157	$ (18,481)	$ (17,231)
Income (loss) per share:					
Basic	$0.07	($0.08)	$0.01	($1.06)	($1.02)
Diluted	$0.07	($0.08)	$0.01	($1.06)	($1.02)
Weighted average shares:					
Basic	17,784	17,713	17,669	17,414	16,938
Diluted	17,784	17,713	17,669	17,414	16,938

	December 31,				
	2002	2001	2000	1999	1998
		(in thousands, except per share data)			
Balance Sheet Data:					
Cash and cash equivalents	$ 892	$ 600	$ 1,389	$ 1,874	$7,876
Marketable securities	-	-	108 (1)	-	3,000
Working capital (deficit)	(1,952)	(2,648)	(3,304)	(5,197)	7,497
Total assets	3,141	3,411	6,623	12,072	32,911
Stockholders' equity (deficit)	(1,677)	(2,887)	(1,515)	(1,918)	16,614

(1) Marketable securities are restricted.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

You should read the following discussion together with the consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This item contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties. Actual results may differ materially from those included in such forward-looking statements. Factors which could cause actual results to differ materially include those set forth under "Certain Factors that May Affect Future Operating Results" commencing on page 14, as well as those otherwise discussed in this section and elsewhere in this Annual Report on Form 10-K.

Overview

FlexiInternational Software, Inc., or Flexi or the Company, was organized as a Connecticut corporation in 1990 and reincorporated in Delaware in 1993. Flexi designs, develops, markets and supports the FlexiFinancial Enterprise Suite of financial and accounting software applications and related tools. The Flexi solution — composed of FlexiFinancials, Flexi Financial Datawarehouse, or FlexiFDW, FlexiInfoAccess and FlexiTools — is designed to address the needs of users with sophisticated financial accounting and operational analysis requirements. We sell our software for use in traditional in-house accounting operations as well as through our accounting outsourcing service to companies desiring to outsource their back office accounting processes.

Our Financial Management Services solution, or FMS, a business process outsourcing (BPO) service, is designed to leverage our suite of accounting products and our expertise in back office processing of accounting data. We believe that many mid-sized and start-up fast growing companies would benefit substantially from outsourcing their back office accounting processes to enable them to better focus on financial analysis, cash management and the strategic issues of their business. As part of our BPO sales strategy to expand regional coverage rapidly, we recruit regional resellers of our FMS solution which will pay us a percentage of the fee they collect for using our software and related solutions. Some resellers will handle the complete BPO service while others will handle the client relationship and Flexi will handle the hosting and accounting aspects of the service. In 2001, we signed a BPO reseller agreement in which we provided the reseller a convertible loan, in the aggregate principal amount of $272,000, to help launch the reseller's BPO service. According to industry analysts, the finance and accounting outsourcing segment of the BPO market is in the early adoption phase and is expected to continue to grow. However, we believe the full acceptance of this solution is still several years away.

We derive our revenue primarily from:

- noncancellable software license agreements entered into with respect to our products;
- royalties paid to us from third parties that distribute our products;
- to a lesser extent, third-party products distributed by us; and
- annual software maintenance agreements entered into with our customers.

Our revenues have been derived from both domestic sales and international sales, with the international sales comprising 20.4% and 19.2% of total revenues for 2002 and 2001, respectively. The international sales generally have the same revenue and cost structure as our domestic sales. The majority of our international sales are transacted in British pounds sterling, and an increase in the value of the British pound relative to the currency of the country in which we are selling our products could make our products more expensive and potentially less competitive in these markets. In addition, our international business may be subject to a variety of other risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses for certain countries, the introduction of non-tariff barriers and higher duty rates and fiscal and monetary policies that adversely affect non-native firms. See "Certain Factors that May Affect Future Operating Results."

Critical Accounting Policies

Our significant accounting policies are more fully described in Note B to our Consolidated Financial Statements. However, certain of our accounting policies are particularly important to the portrayal and understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these policies are subject to an inherent degree of uncertainty. In applying these policies, the Company's management uses its judgment in making certain assumptions and estimates. Our critical accounting policies include:

- *Revenue Recognition:* Flexi recognizes license revenue upon shipment, outsourcing and consulting services when they are performed and annual maintenance contracts on a prorated monthly basis over the term. However, revenues on all software license transactions in which there are significant outstanding obligations are not recognized until such obligations are fulfilled. Significant obligations would include future promises of enhancements and/or modifications that are essential to the product. Software license royalties earned through our indirect sales channel are recognized as such fees are reported to us. Revenues for maintaining, supporting and providing periodic upgrading are deferred and recognized ratably over the maintenance period, which is generally one year. Revenues from training and consulting services are recognized as such services are performed. Revenues from outsourcing contracts are recognized monthly as the service is performed. We do not require collateral for our receivables, and reserves are maintained for potential losses.
- *Product Development:* Flexi charges all of its product development expenses to operations in the period incurred. In accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed,* Flexi, during the software development phase, evaluates the technological feasibility of its various products. The time period during which costs could be capitalized, from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to our financial position or results of operations.
- *Goodwill and Tangible Assets:* Flexi reviews periodically its goodwill and tangible assets for impairment and states them at cost and amortizes them on a straight-line basis.
- *Foreign Revenue*: Flexi translates foreign revenue into U.S. dollars at an average exchange rate.
- *Cash Balances:* Flexi maintains its cash balances in financial institutions and invests excess cash in short-term interest bearing instruments.
- *Property and Equipment:* Flexi evaluates periodically its equipment and other properties for impairment and states them at cost less accumulated depreciation.

Results of Operations

The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

	Years Ended December 31,		
	2002	2001	2000
Statement of Operations Data:			
Revenues			
Software License	11.2%	30.7%	33.1%
Service and maintenance	82.1%	69.3%	66.9%
Other operating revenue	6.7%	—	—
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:			
Software license	2.1%	7.2%	5.1%
Service maintenance	26.2%	24.2%	31.8%
Total cost of revenues	28.3%	31.4%	36.9%
Gross Profit	71.7%	68.6%	63.1%
Operating expenses:			
Sales and marketing	21.3%	26.8%	13.1%
Product development	19.3%	17.0%	21.6%
General and administrative	18.4%	29.9%	27.1%
Goodwill impairment	—	9.1%	—
Total operating expenses	59.0%	82.8%	61.8%
Operating income (loss)	12.7%	(14.2%)	1.3%
Net interest income (expense)	(.4%)	(.3%)	—
Income (loss) before income taxes	12.3%	(14.5%)	1.3%
Income tax benefit	(4.4%)	—	—
Net income (loss)	16.7%	(14.5%)	1.3%

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues. Total revenues, consisting of software license revenues and service and maintenance revenues, decreased 21.6%, from $9.5 million for the year ended December 31, 2001 to $7.5 million for the year ended December 31, 2002. Domestic revenues, those derived from sales in the U.S. decreased 22.8% from $7.7 million for the year ended December 31, 2001 to $5.9 million for the year ended December 31, 2002. International revenues, those derived from sales outside of the U.S., decreased 16.8% from $1.8 million for the year ended December 31, 2001 to $1.5 million for the year ended December 31, 2002.

Software license revenues decreased 71.2%, from $2.9 million for the year ended December 31, 2001 to $0.8 million for the year ended December 31, 2002. The decrease is primarily due to a significant reduction in royalties from our resellers and lack of new license activity with respect to our products.

Service and maintenance revenues decreased 7.3%, from $6.6 million for the year ended December 31, 2001 to $6.1 million for the year ended December 31, 2002. The decrease was attributable primarily to lower service revenue due to fewer active implementations of our products in 2002.

Other operating revenue for the year ended December 31, 2002 is $500,000 from the sale of our rights to the URL dodge.com in the first quarter. This was a one-time sale.

Cost of Revenues. The Company's cost of revenues consists of cost of software license revenues and cost of service and maintenance revenues. Cost of software license revenues consists primarily of the cost of third-party software products distributed by the Company and the cost of product media, manuals and shipping. Cost of service and maintenance revenues consists of the cost of providing consulting, implementation and training to licensees of the Company's products and the cost of providing software maintenance to customers, technical support services and periodic upgrades of software.

Cost of software license revenues decreased 77.3%, from $684,000 for the year ended December 31, 2001 to $155,000 for the year ended December 31, 2002. Cost of software license revenues as a percentage of software license revenues decreased from 23.4% for the year ended December 31, 2001 to 18.5% for the year ended December 31, 2002. The decrease in cost of revenues in dollars was primarily due to a decrease in new software activations requiring third-party software products distributed by the Company. The decrease in cost of revenue as a percentage of software license revenues was primarily due to a decrease in the proportion of third-party products sold as a percentage of total license fees.

Cost of service and maintenance revenues decreased 15.4%, from $2.3 million for the year ended December 31, 2001 to $2.0 million for the year ended December 31, 2002. The decrease of such costs resulted primarily from reduced staffing levels in the consulting organization, as the costs of this organization were reduced to a level consistent with anticipated revenues. Cost of service and maintenance revenues as a percentage of service and maintenance revenues decreased from 35.0% for the year ended December 31, 2001 to 32.0% for the year ended December 31, 2002, due to the aforementioned alignment of costs to anticipated revenues (see "Revenues" above and "Restructuring" below).

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel and promotional expenses, and facility and communication costs for direct sales offices. Sales and marketing expenses decreased 37.7%, from $2.6 million for the year ended December 31, 2001 to $1.6 million for the year ended December 31, 2002. The decrease in dollar amount was primarily attributable to decreased staffing levels in the sales and marketing organization to a level consistent with anticipated revenue generation. Sales and marketing expenses as a percentage of total revenues decreased from 26.8% for the year ended December 31, 2001 to 21.3% for the year ended December 31, 2002. This decrease was primarily due to the aforementioned staff decreases.

Product Development. Product development expenses include software development costs and consist primarily of engineering personnel costs. The Company has made significant investments in product development in the past several years to bring its suite of component-based, object-oriented financial accounting products to market.

Product development expenses decreased 11.0%, from $1.6 million for the year ended December 31, 2001 to $1.4 million for the year ended December 31, 2002. Product development expenses as a percentage of total revenues increased from 17.0% for the year ended December 31, 2001 to 19.3% for the year ended December 31, 2002. This decrease in product development expense was due primarily to maintaining a "standard level" of product development staffing with decreasing revenue. The Company expects to continue to enhance the functionality of its core financial accounting and reporting applications and its BPO solution, but does not anticipate the need to materially increase its development staff from its current levels.

General and Administrative. General and administrative expenses consist primarily of salaries of executive, administrative and financial personnel, as well as provisions for doubtful accounts, amortization of goodwill and outside professional fees. General and administrative expenses decreased 51.7%, from $2.8 million for the year ended December 31, 2001 to $1.4 million for the year ended December 31, 2002 due to reductions in administrative staffing. General and administrative expenses as a percentage of total revenues decreased from 29.9% for the year ended December 31, 2001 to 18.4% for the year ended December 31, 2002.

Goodwill Impairment. During September 2001 management conducted a periodic impairment assessment of the intangible assets resulting from The Dodge Group acquisition. As a result of that review, expected future revenue and cash flows from the acquired The Dodge Group business were revised downward significantly, causing the impairment of goodwill. Management concluded that an impairment had occurred with the goodwill and an $862,000 write down of goodwill to a zero carrying value was recorded in the third quarter of 2001.

Interest Income and Interest Expense. Interest income represents income earned on the Company's cash and cash equivalents. Net interest expense decreased slightly from $29,000 for the year ended December 31, 2001 to $27,000 for the year ended December 31, 2002 and represents interest expense on capital equipment leases less interest income on investable cash balances.

Income Taxes. Due to a strong net income for the year ended December 31, 2002, Flexi recaptured $330,000 of previously recorded valuation allowance against deferred income taxes. No provision or benefit for federal, state or foreign income taxes was made for the year ended December 31, 2001 due to the operating losses incurred in the period. The Company has reported only tax losses to date and consequently has approximately $40.3 million and $27.0 million of U.S. and foreign net operating loss carryforwards, respectively, which expire during the years 2005 through 2021, available to offset future taxable income. The utilization of such net operating losses is subject to limitations as a result of ownership changes. The annual limitation and the timing of attaining profitability will result in the expiration of net operating loss carryforwards before utilization. The Company's deferred tax assets at December 31, 2002 were $28.3 million, consisting primarily of net operating loss carryforwards. The Company's benefit of deferred tax assets has been reserved as of December 31, 2002 in the amount of $28.0 million as the realization of deferred taxes is dependent on future events and earnings, if any, the timing and extent of which are uncertain.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenues. Total revenues, consisting of software license revenues and service and maintenance revenues, decreased 23%, from $12.4 million for the year ended December 31, 2000 to $9.5 million for the year ended December 31, 2001. Domestic revenues, those derived from sales in the U.S. decreased 23.7% from $10.1 million for the year ended December 31, 2000 to $7.7 million for the year ended December 31, 2001. International revenues, those derived from sales outside of the U.S., decreased 22.5% from $2.4 million for the year ended December 31, 2000 to $1.8 million for the year ended December 31, 2001.

Software license revenues decreased 29.3%, from $4.1 million for the year ended December 31, 2000 to $2.9 million for the year ended December 31, 2001. The decrease is primarily due to a significant reduction in royalties from our software resellers and lack of new license activity with respect to our products. License revenue for the year ended December 31, 2000 included recognizing revenue from the performance of prior years' contracts. Software license revenue for the year ended December 31, 2000 included $1.1 million of previously deferred income from a former customer, which accounted for approximately 26.8% of total year to date software revenue.

Service and maintenance revenues decreased 20.5%, from $8.3 million for the year ended December 31, 2000 to $6.6 million for the year ended December 31, 2001. The decrease was attributable primarily to lower service revenue due to fewer active implementations of our products in 2001.

Cost of Revenues. The Company's cost of revenues consists of cost of software license revenues and cost of service and maintenance revenues. Cost of software license revenues consists primarily of the cost of third-party software products distributed by the Company and the cost of product media, manuals and shipping. Cost of service and maintenance revenues consists of the cost of providing consulting, implementation and training to licensees of the Company's products and the cost of providing software maintenance to customers, technical support services and periodic upgrades of software.

Cost of software license revenues increased 7.5%, from $636,000 for the year ended December 31, 2000 to $684,000 for the year ended December 31, 2001. Cost of software license revenues as a percentage of software license revenues increased from 15.4% for the year ended December 31, 2000 to 23.4% for the year ended December 31, 2001. The increase in cost of revenues in dollars was primarily due to an increase in third-party software products distributed by the Company. The increase in cost of revenue as a percentage of software license revenues was primarily due to an increase in the proportion of third-party products sold as a percentage of total license fees.

Cost of service and maintenance revenues decreased 42.5%, from $4.0 million for the year ended December 31, 2000 to $2.3 million for the year ended December 31, 2001. The decrease in the dollar amount of such costs resulted primarily from reduced staffing levels in the consulting organization, as the costs of this organization were reduced to a level consistent with anticipated revenues. Cost of service and maintenance revenues as a percentage of service and maintenance revenues decreased from 47.5% for the year ended December 31, 2000 to 34.8% for the year ended December 31, 2001, due to the aforementioned alignment of costs to anticipated revenues (see "Revenues" above and "Restructuring" below).

Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel and promotional expenses, and facility and communication costs for direct sales offices. Sales and marketing expenses increased 62.5%, from $1.6 million for the year ended December 31, 2000 to $2.6 million for the year ended December 31, 2001. The increase in dollar amount was primarily attributable to increased staffing levels in the sales and marketing organization to mount a BPO sales effort in the first half of 2001 which included the hiring of a Vice-President of Sales. The costs of this organization were reduced in the second half to a level consistent with anticipated revenues. Sales and marketing expenses as a percentage of total revenues increased from

13.1% for the year ended December 31, 2000 to 27.4% for the year ended December 31, 2001. This increase was primarily due to the aforementioned staff increases.

Product Development. Product development expenses include software development costs and consist primarily of engineering personnel costs. The Company has made significant investments in product development in the past several years to bring its suite of component-based, object-oriented financial accounting products to market.

Product development expenses decreased 40.7%, from $2.7 million for the year ended December 31, 2000 to $1.6 million for the year ended December 31, 2001. Product development expenses as a percentage of total revenues decreased from 21.6% for the year ended December 31, 2000 to 16.8% for the year ended December 31, 2001. This decrease in product development expense was due primarily to the decrease in development personnel as a result of the completion of development work on FlexiFinancials Release 43 during 2001. The Company expects to continue to enhance the functionality of its core financial accounting and reporting applications and its BPO solution.

General and Administrative. General and administrative expenses consist primarily of salaries of executive, administrative and financial personnel, as well as provisions for doubtful accounts, amortization of goodwill and outside professional fees. General and administrative expenses decreased 17.6%, from $3.4 million for the year ended December 31, 2000 to $2.8 million for the year ended December 31, 2001 due to reduction in legal expenses and executive compensation. General and administrative expenses as a percentage of total revenues increased slightly from 27.1% for the year ended December 31, 2000 to 29.9% for the year ended December 31, 2001.

Goodwill Impairment. During September 2001 management conducted a periodic impairment assessment of the intangible assets resulting from The Dodge Group acquisition. As a result of that review, expected future revenue and cash flows from the acquired The Dodge Group business were revised downward significantly, causing the impairment of goodwill. Management concluded that an impairment had occurred with the goodwill and an $862,000 write down of goodwill to a zero carrying value was recorded in the third quarter of 2001.

Interest Income and Interest Expense. Interest income represents income earned on the Company's cash, cash equivalents and marketable securities. Net interest expense increased from $1,000 for the year ended December 31, 2000 to $29,000 for the year ended December 31, 2001 representing interest expense on capital equipment leases and less interest earned on investable cash balances available to the Company during 2001.

Income Taxes. No provision or benefit for federal, state or foreign income taxes was made for the years ended December 31, 2001 or 2000 due to the operating losses incurred in the respective periods. The Company has reported only tax losses to date and consequently has approximately $40.3 million and $27.0 million of U.S. and foreign net operating loss carryforwards, respectively, which expire during the years 2005 through 2021, available to offset future taxable income. The utilization of such net operating losses is subject to limitations as a result of ownership changes. The annual limitation and the timing of attaining profitability will result in the expiration of net operating loss carryforwards before utilization. The Company's deferred tax assets at December 31, 2001 were $29.3 million, consisting primarily of net operating loss carryforwards. The Company's benefit of deferred tax assets has been fully reserved as of December 31, 2001 as the realization of deferred taxes is dependent on future events and earnings, if any, the timing and extent of which are uncertain.

Liquidity and Capital Resources

Since inception, the Company has primarily financed its operations through private placements of its capital stock, issuance of convertible promissory notes and loans, equipment financing and other traditional borrowing arrangements. In addition, in December 1997 Flexi consummated an initial public offering of common stock.

For the past three years, however, Flexi has funded its operations primarily through cash received from license and royalty revenues, annual maintenance contracts, and consulting services provided to its clients. Maintenance fees represented approximately 64% of the cash resources of the Company for fiscal 2002 and are expected to average $246,000 per month in 2003. Given the critical nature of software to our customers' business, most maintenance contracts are renewed regularly and cancellations are usually due to circumstances such as mergers and acquisitions of Flexi clients with companies that are using a competing product. For instance, Flexi was notified in 2002 that due to its client Citibank's merger with the Travellers, Citibank intends to move to another accounting solution as part of its strategic plan. The loss of Citibank as a customer negatively impacted Flexi's maintenance revenues by $142,000 in 2002 and could negatively impact maintenance revenues by $995,000 in 2003.

As of December 31, 2002, the Company had cash and cash equivalents of $892,000, an increase of $292,000 from December 31, 2001. The Company's working capital deficit at December 31, 2002 was $2.0 million, compared to a working capital deficit of $2.6 million at December 31, 2001.

The Company's operating activities resulted in net cash inflow of $0.8 million for the year ended December 31, 2002 which was mainly the result of the net income from the sale of the Internet URL www.Dodge.com. The Company's investing activities resulted in net cash outflows of $0.3 million for the year ended December 31, 2002, which was primarily related to the purchase of property and equipment. At December 31, 2002, the Company had no material commitments for capital expenditures. During the year ended December 31, 2002, the Company had net cash outflows from financing activities of $0.2 million, which was primarily related to payments of capital lease obligations and repayments of debt.

Flexi's contractual cash obligations are outlined in the table below including its equipment lease and office rental obligations, as well as payments due under payment terms negotiated with companies for current debt and settlements of payment disputes. These cash obligations are expected to amount to approximately $89,000 per month for fiscal 2003. Flexi also has an arbitration award of $331,000 against the Company which the Company has agreed to pay over 24 months starting March 2003. Where appropriate, Flexi will seek to negotiate extended payment terms with respect to its financial obligations.

	Payments Due by Period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Facilities Obligation....................	$ 745.9	$ 279.8	$ 241.5	$ 177.3	$ 47.3
Capital Lease Obligation............	283.0	283.0	-	-	-
Operating Leases.....................	21.8	21.8	-	-	-
Other Obligations.......................	1,309.7	451.5	469.9	120.0	268.3
			-	-	-
Total Contractual Cash Obligations..	$2,360.4	$ 1,036.1	$ 711.4	$ 297.3	$ 315.6

During the year ended December 31, 2002, the Company has not engaged in:

- material off-balance sheet activities, including the use of structured finance or special purpose entities;
- trading activities in non-exchange traded contracts; or
- transactions with persons or entities that benefit from their non-independent relationship with the Company.

Certain Factors that May Affect Future Operating Results

Accumulated Deficit; Net Losses. The Company had an accumulated deficit of $58.2 million at December 31, 2002 and a net income of $1.2 million for the year ended December 31, 2002, incurred a net loss of $1.4 million during 2001 and earned net income of $0.2 million in 2000. Since inception in 1990, the Company has only been profitable for all four quarters in 2002, three quarters during the year 2001, the full year of 2000 and during the last two quarters of 1997. There can be no assurance that the Company will achieve profitability on a consistent basis, or at all in the future. As of December 31, 2002, management of the Company evaluated the positive and negative evidence impacting the realizability of its deferred tax assets, which consist principally of net operating loss carryforwards. Management has considered the history of losses and concluded that, as of December 31, 2002, it is more likely than not that the Company will not generate sufficient taxable income prior to the expiration of the net operating losses during the years 2005 through 2021. Accordingly, the Company has recorded a nearly full valuation allowance for its deferred tax assets at December 31, 2002.

If our FMS Solution does not gain market acceptance, our business will be adversely affected. The growth of our business will depend largely on the successful implementation of our recently introduced FMS solution. This solution is a business processing outsource service or BPO, which we anticipate will allow us to leverage our suite of accounting software products and our expertise in back office processing of accounting data. We expect to derive a portion of our revenues in the future from our BPO service in conjunction with our existing software suites. If our BPO service does not gain market acceptance, our revenues may decline and our business may be adversely affected. Factors that may affect the market acceptance of our BPO service, some of which are beyond our control, may include:

the growth, acceptance and changing requirements in the BPO industry;

the performance, quality and price of our new service and our existing product suites; and

the availability, price, quality and performance of competing products and services.

Potential Fluctuations in Quarterly Performance; Seasonality. The Company's revenues and operating results have varied substantially from quarter to quarter. The Company's quarterly operating results may continue to fluctuate due to a number of factors, including the timing, size and nature of the Company's licensing transactions; the market acceptance of new services, products or product enhancements by the Company or its competitors; product and price competition; the relative proportions of revenues derived from license fees, services and third-party channels; changes in the Company's operating expenses; personnel changes; the timing of the introduction and the performance of the Company's Flexi Industry Partners; foreign currency exchange rates; and fluctuations in economic and financial market conditions.

The timing, size and nature of individual licensing transactions are important factors in the Company's quarterly results of operations. Many such transactions involve large dollar amounts, and the sales cycles for these transactions are often lengthy and unpredictable. In addition, the sales cycles associated with these transactions are subject to a number of uncertainties, including customers' budgetary constraints, the timing of customers' budget cycles and customers' internal approval processes. There can be no assurance that the Company will be successful in closing such large transactions on a timely basis or at all. Software license revenues under the Company's license agreements are recognized upon delivery and installation of the product and when all significant contractual obligations have been satisfied. Significant obligations would include future promises of enhancements and/or modification that are essential to the product. Delays in the installation of the Company's software, including potential delays associated with contractual enhancements to the Company's software products, could materially adversely affect the Company's quarterly results of operations. In addition, as the Company derives a significant proportion of total revenues from license revenues, the Company may realize a disproportionate amount of its revenues and income in the last month of each quarter and, as a result, the magnitude of quarterly fluctuations may not become evident until late in, or at the end of, a given quarter. Accordingly, delays in product delivery and installation or in the closing of sales near the end of a quarter could cause quarterly revenues and, to a greater degree, results of operations to fall substantially short of anticipated levels.

The Company's expense levels are based, in significant part, on its expectations as to future revenues and are largely fixed in the short term. As a result, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to the Company's expectations would have an immediate and material adverse effect on the Company's business, financial condition and results of operations.

The Company has experienced, and may experience in the future, significant seasonality in its business, and the Company's financial condition or results of operations may be affected by such trends in the future. In past years, the Company had greater demand for its products in its fourth quarter and has experienced lower revenues in its succeeding first quarter. These fluctuations are caused primarily by pressures on prospects to complete purchases before year-end to achieve their goals and use the allocated budgets.

Due to all of the foregoing factors, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. There can be no assurance that future revenues and results of operations will not vary substantially. It is also possible that in some future quarter the Company's results of operations will be below the expectations of public market analysts and investors. In either case, the price of the Company's Common Stock could be materially adversely affected.

Dependence on Key Personnel. The Company's performance depends substantially on the performance of its Chief Executive Officer, Stefan R. Bothe. The Company has experienced significant turnover in its management and is therefore operating with a limited group of executive officers and key employees. In addition, the Company has experienced personnel turnover with respect to its sales force and software professionals. The Company is dependent on its ability to attract, retain and motivate high-quality personnel, especially its management, sales staff and highly skilled development team. The loss of the services of any of the Company's executive officers or other key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains a key person insurance policy on Stefan R. Bothe.

Lengthy Sales Cycle. The Company's software is often used for business-critical purposes, and its implementation involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available software and require the Company to expend substantial time, effort and money educating potential customers about the value of the Company's solutions. Sales of the Company's software products requires an extensive education and marketing effort throughout a customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional and geographic areas, each having specific and often conflicting requirements. A variety of factors, including factors over which the Company has little or no control, may cause potential customers to favor a competing vendor or to delay or forego a purchase. As a result of these or other factors, the sales cycle for the Company's products is long, typically ranging between three and nine months. Due to the length of the sales cycle for its software products, including delays in implementing the Company's software across several functional and geographic areas of an organization, the Company's ability to forecast the timing and amount of specific sales is limited, and the delay or failure to complete one or more large license transactions could have a material adverse effect on the Company's business, financial condition or results of operations.

Product Concentration. To date, substantially all of the Company's revenues have been attributable to the licensing of its FlexiFinancials, FlexiInfoAccess and FlexiTools financial accounting products and the provision of consulting, training and software installation services in connection therewith. Although Flexi is working to implement its BPO service, the Company currently expects that the licensing of its financial accounting software, and the provision of related services, will account for a substantial portion of its revenues in the near future. As a result, factors adversely affecting the pricing of or demand for such products and services, such as competition or technological change, could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future financial performance will depend, in significant part, on the continued market acceptance of the Company's existing products and the successful development, introduction and customer acceptance of new and enhanced versions of its software products and services. There can be no assurance that the Company will be successful in developing and marketing its financial accounting products.

Rapid Technological Change and Evolving Market. The market for the Company's products and services is characterized by rapidly changing technology, evolving industry standards and new product introductions and enhancements that may render existing products obsolete or less competitive. As a result, the Company's position in the financial applications software market could erode rapidly due to unforeseen changes in the features and functionality of competing products, as well as the pricing models for such products. The Company's future success will depend in part upon the widespread adoption of object-oriented, component-based standards and the development of the Internet as a viable commercial marketplace, as well as the Company's ability to enhance its existing products and services and to develop and introduce new products and services to meet changing customer requirements. The process of developing products and services such as those offered by the Company is extremely complex and is expected to become increasingly complex and expensive in the future with the introduction of new platforms and technologies. In addition, the Company has on occasion experienced delays in the scheduled release of software products or the porting of such products to specific platforms or configurations. There can be no assurance that an object-oriented, component-based standards will be adopted, or that the Company will successfully complete the development of new products in a timely fashion or that the Company's current or future products will satisfy the needs of potential customers.

Concentration of Customers. Historically, a limited number of customers have accounted for a significant percentage of the Company's revenues in each year. During the years ended December 31, 2002, 2001, and 2000, two customers each represented 10% or more of the Company's total revenues (or an aggregate of 34.2%, 40.6%, and 38.2%, of total revenues in each of these years, respectively). The Company anticipates that its results of operations in any given period will continue to depend to a significant extent upon revenues from a small number of customers. The failure of the Company to enter into a sufficient number of licensing agreements during a particular period could have a material adverse effect on the Company's business, financial condition and results of operations.

Competition. The market for the Company's products and services is intensely competitive and is characterized by rapid change in technology and user needs and the frequent introduction of new products. In recent quarters, the Company has been observing increasingly aggressive pricing practices and/or unusual terms and conditions offered to customers by its competitors, and increasing competition in the middle market from competitors which previously focused principally on larger corporations. A number of the Company's competitors are more established, benefit from greater name recognition and have substantially greater financial, technical and marketing resources than the Company and its partners and distributors. In addition, the Company's partners may develop or offer products and services that compete with the Company's products and services. There can be no assurance that the Company's partners will not give higher priority to the sales of these or other competitive products and services. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.

Potential for Product Liability. The Company's license agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. The sale and support of products by the Company and its partners may entail the risk of such claims, and there can be no assurance that the Company will not be subject to such claims in the future. The Company attempts to limit contractually its liability for damages arising from negligent acts, errors, mistakes or omissions in rendering its products and services. Despite this precaution, there can be no assurance that the limitations of liability set forth in its contracts would be enforceable or would otherwise protect the Company from liability for damages. The Company maintains general liability insurance coverage, including coverage for errors or omissions. However, there can be no assurance that such coverage will continue to be available on acceptable terms, or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, litigation with respect to liability claims, regardless of its outcome, could result in substantial cost to the Company and divert management's attention from the Company's operations. Any product liability claim or litigation against the Company could, therefore, have a material adverse effect on the Company's business, financial condition and results of operations.

The Company has included security features in its products that are intended to protect the privacy and integrity of customer data. Despite the existence of these security features, the Company's software products may be vulnerable to break-ins and similar disruptive problems. Such computer break-ins and other disruptions may jeopardize the security of information stored in and transmitted through the computer systems of the Company's customers, which may result in loss of or delay in market acceptance of the Company's products. Addressing these evolving security issues may require significant expenditures of capital and resources by the Company, which may have a material adverse effect on the Company's business, financial condition or results of operations.

Software Errors or Bugs. The Company's software products are highly complex and sophisticated and could from time to time contain design defects or software errors that could be difficult to detect and correct. Although the Company has not experienced material adverse effects resulting from any software errors, bugs or viruses, there can be no assurance that, despite testing by the Company and its customers, errors will not be found in new or existing products, which errors could result in a delay in or inability to achieve market acceptance and thus could have a material adverse impact upon the Company's business, financial condition and results of operations.

Limited Protection of Proprietary Rights. The Company's success is heavily dependent upon its proprietary technology. The Company relies on a combination of copyright, trademark and trade secret laws and license agreements to establish and protect its rights in its software products and other proprietary technology. In addition, the Company currently requires its employees and consultants to enter into nondisclosure agreements to limit use of, access to and distribution of its proprietary information. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate to prevent misappropriation. Also, despite the steps taken by the Company to protect its proprietary rights, it may be possible for unauthorized third parties to copy aspects of the Company's products, reverse engineer such products, develop similar technology independently or obtain and use information that the Company regards as proprietary.

In the future, the Company may receive notice of claims of infringement of other parties' proprietary rights. Although the Company does not believe that its products infringe the proprietary rights of third parties, there can be no assurance that infringement or invalidity claims (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company or that any such assertions or prosecutions will not materially adversely affect the Company's business, financial condition or results of operations.

Dependence on Third-Party Technology. The Company's proprietary software is currently designed, and may in the future be designed, to work on or in conjunction with certain third-party hardware and/or software products. If any of these current or future third-party vendors were to discontinue making their products available to the Company or to licensees of the Company's software or to increase materially the cost for the Company or its licensees to acquire, license or purchase the third-party vendors' products, or if a material problem were to arise in connection with the ability of the Company to design its software to properly use or operate with any third-party hardware and/or software products, the Company may be required to identify additional sources for such products. In such an event, interruptions in the availability or functioning of the Company's software and delays in the introduction of new products and services may occur until equivalent technology is obtained. There can be no assurance that an alternative source of suitable technology would be available or that the Company would be able to develop an alternative product in sufficient time or at a reasonable cost. The failure of the Company to obtain or develop alternative technologies or products on a timely basis and at a reasonable cost could have a material adverse effect on the Company's business, financial condition and results of operations.

Risks Associated with Third-Party Channels. The Company addresses certain vertical and geographic markets through its partners. The Company relies on its third-party channels to provide sales and marketing presence and name recognition, as well as the resources necessary to offer industry-specific financial accounting solutions. Although the Company expects to dedicate significant resources to develop its partners, there can be no assurance that the Company will be able to attract and retain qualified firms in its targeted vertical markets. The failure of the Company to maintain its current third-party channels or find other third-party channels, the Company's inability to adequately support such channels, the development of competitive products and services by the Company's third-party channels or the entry by such firms into alliances with competitors of the Company would substantially limit the Company's ability to provide its products and services and, accordingly, have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company has attempted to seek partners in distinct vertical markets and distributors in distinct geographic markets, and to manage them in a manner to avoid potential channel conflicts, there can be no assurance that channel conflicts may not develop. Any such conflicts may adversely affect the Company's relationship with third-party channels or adversely affect its ability to develop new channels.

Risks Associated with International Operations. The Company's international sales represented approximately 20.4%, 19.2%, and 18.9% of total revenues during 2002, 2001, and 2000, respectively. The Company's international presence increased by virtue of its acquisition of The Dodge Group. As a result of the acquisition the Company now has an office in London and distributors in Hong Kong and Japan. There can be no assurance that the Company will be able to maintain or increase international market demand for the Company's products and services. The Company's international sales are generally denominated in British pounds. An increase in the value of the British pound relative to foreign currencies could make the Company's products more expensive and, therefore, potentially less competitive in those markets. Currently, the Company does not employ currency-hedging strategies to reduce this risk. In addition, the Company's international business may be subject to a variety of risks, including difficulties in collecting international accounts receivable or obtaining U.S. export licenses, potentially longer payment cycles, increased costs associated with maintaining international marketing efforts, the introduction of non-tariff barriers and higher duty rates and difficulties in enforcement of contractual obligations and intellectual property rights. There can be no assurance that such factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition or results of operations.

Risks Associated with the European Monetary Union ("EMU"). The Company's internal business information systems are comprised of the same commercial application software products generally offered for license by the Company to end user customers. The Company's latest software release contains EMU functionality that allows for dual currency reporting and information management. The Company is not aware of any material operational issues or costs associated with preparing internal systems for the EMU. However, the Company utilizes other third party software products that may or may not be EMU compliant. Although the Company is currently taking steps to address the impact, if any, of EMU compliance for such third party products, failure of any critical technology components to operate properly post EMU may have an adverse impact on business operations or require the Company to incur unanticipated expenses to remedy any problems.

Item 7A. ***Quantitative and Qualitative Disclosure About Market Risk***

Market risk refers to the potential effects of unfavorable changes in certain prices and rates on the Company's financial results and conditions, primarily foreign currency exchange rates. The Company does not utilize derivative instruments in managing its exposure to such changes. The Company does not believe that near-term changes in foreign currency exchange rates will have a material effect on its future earnings, fair values or cash flows.

Item 8. ***Financial Statements And Supplementary Data***

FlexiInternational Software, Inc.
Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
FlexiInternational Software, Inc.
Bonita Springs, Florida

We have audited the accompanying consolidated balance sheets of FlexiInternational Software, Inc. and subsidiary (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of FlexiInternational Software Limited as of and for the year ended December 31, 2002. Such statements are included in the consolidated financial statements of FlexiInternational Software, Inc. and subsidiary and represent 20% of consolidated revenues for the year ended December 31, 2002. The financial statements for FlexiInternational Software Limited were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to amounts for FlexiInternational Software Limited, for 2002 is based solely upon the report of the other auditors.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors for 2002 provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors for 2002, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of FlexiInternational Software, Inc. and subsidiary as of December 31, 2002 and 2001 and the consolidated results of its operations and their consolidated cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Hill, Barth & King LLC
Certified Public Accounts

Naples, Florida
January 22, 2003, except for Note N,
as to which the date is March 4, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
FlexiInternational Software, Inc.
Shelton, Connecticut

We have audited the accompanying consolidated statements of operations, stockholders' deficit, and cash flows of FlexiInternational Software, Inc. and subsidiary (the "Company") for the year ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of FlexiInternational Software, Inc. and subsidiary for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Hartford, Connecticut
February 27, 2001

FlexiInternational Software, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2001
(in thousands, except share data)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 892	$ 600
Interest bearing deposits	37	37
Accounts receivable, net of allowance for doubtful accounts of $76 and $22, respectively	1,034	1,954
Prepaid expenses and other current assets	92	126
TOTAL CURRENT ASSETS	2,055	2,717
PROPERTY AND EQUIPMENT (NOTE G)	295	418
OTHER ASSETS		
Convertible promissory note receivable (Note F)	272	85
Deposits	189	191
Deferred taxes	330	-
TOTAL OTHER ASSETS	791	276
	$ 3,141	$ 3,411
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable	$ 308	$ 511
Accrued commissions	14	21
Accrued expenses	594	1,207
Deferred revenue	2,480	3,478
Current portion of long-term debt (Notes H and I)	611	148
TOTAL CURRENT LIABILITIES	4,007	5,365
LONG-TERM DEBT LESS PRINCIPAL DUE WITHIN ONE YEAR (Notes H and I)	811	933
STOCKHOLDERS' DEFICIT (Notes J and K):		
Preferred stock, par value $.01 per share, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, par value $.01 per share, 50,000,000 shares authorized, 17,784,185 issued and outstanding	178	178
Additional paid-in-capital	56,117	56,117
Accumulated deficit	(58,233)	(59,477)
Other accumulated comprehensive income	261	295
TOTAL STOCKHOLDERS' DEFICIT	(1,677)	(2,887)
	$ 3,141	$ 3,411

See accompanying notes to consolidated financial statements

FlexiInternational Software, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2001 and 2000
(in thousands, except per share amounts)

	2002	2001	2000
REVENUE			
Software license	$ 839	$ 2,917	$ 4,112
Service and maintenance	6,119	6,598	8,324
Other operating revenue	500	-	-
TOTAL REVENUE	7,458	9,515	12,436
COST OF REVENUE			
Software license	155	684	636
Service and maintenance	1,953	2,308	3,956
TOTAL COST OF REVENUE	2,108	2,992	4,592
GROSS PROFIT	5,350	6,523	7,844
OPERATING EXPENSES			
Sales and marketing	1,591	2,552	1,632
Product development	1,439	1,616	2,689
General and administrative	1,379	2,847	3,365
Goodwill impairment (Note E)	-	862	-
TOTAL OPERATING EXPENSES	4,409	7,877	7,686
INCOME (LOSS) FROM OPERATIONS	941	(1,354)	158
OTHER INCOME (DEDUCTIONS)			
Net interest expense	(27)	(29)	(1)
INCOME (LOSS) BEFORE INCOME TAX CREDIT	914	(1,383)	157
INCOME TAX CREDIT	(330)	-	-
NET INCOME (LOSS)	$ 1,244	$ (1,383)	$ 157
INCOME (LOSS) PER SHARE			
Basic	$ 0.07	$ (0.08)	$ 0.01
Diluted	$ 0.07	$ (0.08)	$ 0.01
WEIGHTED AVERAGE SHARES			
Basic	17,784	17,713	17,669
Diluted	17,784	17,713	17,669

See accompanying notes to consolidated financial statements

FlexiInternational Software, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years ended December 31, 2002, 2001, and 2000
(in thousands, except share data)

	Common Stock		Additional	Accumulated	Other accumulated comprehensive	Treasury	Total stockholders' equity
	Shares	Amount	Paid-in Capital	Deficit	income	Stock	(deficit)
Balance at December 31, 1999	17,683,133	$ 177	$ 56,128	$ (58,251)	$ 63	$ (35)	$ (1,918)
Shares issued for stock purchase plan	-	-	-	-	-	16	16
Net income	-	-	-	157	-	-	157
Currency translation adjustment	-	-	-	-	230	-	230
Comprehensive income	-	-	-	-	-	-	387
Balance at December 31, 2000	17,683,133	177	56,128	(58,094)	293	(19)	(1,515)
Shares issued for stock purchase plan	101,052	1	(11)			19	9
Net loss	-	-	-	(1,383)	-	-	(1,383)
Currency translation adjustment	-	-	-	-	2	-	2
Comprehensive loss	-	-	-	-	-	-	(1,381)
Balance at December 31, 2001	17,784,185	178	56,117	(59,477)	295	-	(2,887)
Net income	-	-	-	**1,244**	-	-	**1,244**
Currency translation adjustment	-	-	-	-	**(34)**	-	**(34)**
Comprehensive income	-	-	-	-	-	-	**1,210**
Balance at December 31, 2002	**17,784,185**	**$ 178**	**$ 56,117**	**$ (58,233)**	**$ 261**	**$ -**	**$ (1,677)**

See accompanying notes to consolidated financial statements

FlexiInternational Software, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2001 and 2000
(in thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ **1,244**	$ (1,383)	$ 157
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	**197**	845	1,310
Provision (credit) for doubtful accounts	**54**	(310)	299
Goodwill impairment	-	862	-
Deferred taxes	**(330)**	-	-
(Gain) loss on disposal of assets	-	4	(3)
Decrease in accounts receivable	**866**	934	3,298
Decrease in prepaid expenses and other assets	**36**	165	160
Increase (decrease) in accounts payable and accrued expenses	**(255)**	297	(1,910)
Decrease in accrued restructuring	-	(27)	(374)
Decrease in deferred revenue	**(998)**	(1,534)	(3,396)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	**814**	(147)	(459)
CASH FLOWS FROM INVESTING ACTIVITIES			
Advances on promissory note receivable	**(187)**	(85)	-
Purchases of marketable securities	-	-	(108)
Sales of marketable securities	-	108	-
Proceeds from sales of property and equipment	-	1	40
Purchases of property and equipment	**(74)**	(23)	(21)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	**(261)**	1	(89)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayments on long-term debt	**(146)**	(185)	(50)
Proceeds from issuance of long-term debt	**31**	-	-
Proceeds from employee stock purchase plan	-	9	5
Payments on capital lease obligations	**(112)**	(432)	(122)
NET CASH USED IN FINANCING ACTIVITIES	**(227)**	(608)	(167)
Effect of exchange rate changes on cash	**(34)**	2	230
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**292**	(752)	(485)
CASH AND CASH EQUIVALENTS			
Beginning of year	**600**	1,352	1,837
End of year	$ **892**	$ 600	$ 1,352
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid	$ **44**	$ 66	$ 50
Conversion of accounts payable and accrued expenses into notes payable	$ **568**	$ 224	$ 748

See accompanying notes to consolidated financial statements

NOTE A - THE COMPANY

FlexiInternational Software, Inc. and subsidiary (the "Company") began operations in 1991. The Company designs, develops, markets and supports the Flexi Financial Enterprise Suite of financial and accounting software applications and related tools. The Flexi solution - composed of FlexiFinancials, Flexi Financial Datawarehouse, FlexiInfoAccess and FlexiTools - is designed to address the needs of users with sophisticated financial accounting and operational analysis requirements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:
The consolidated financial statements include the accounts of FlexiInternational Software, Inc. and its wholly-owned subsidiary, FlexiInternational Software Limited (formerly known as The Dodge Group "Dodge") in June 1998 (NOTE E). All significant intercompany transactions and balances have been eliminated.

Revenue Recognition:
The Company licenses software under noncancellable license agreements through direct and indirect channels and provides services including maintenance, training and consulting. Software license revenues through the Company's direct sales channel are recognized when persuasive evidence of an arrangement exists, the licensed products have been shipped, fees are fixed and determinable and collectibility is considered probable. Customers may elect to receive the licensed products pre-loaded and configured on a hardware unit. In this case, revenue is recognized when the licensed products are installed on the hardware unit, the unit is shipped and all other criteria are met. Other software license royalties earned through the Company's indirect sales channel are recognized as such fees are reported to the Company.

Revenues on all software license transactions in which there are significant outstanding obligations are not recognized until such obligations are fulfilled. Significant obligations would include future promises of enhancements and/or modification that are essential to the product. For multiple element arrangements and arrangements with extended payment terms, or where a significant portion of the payment is due after inception of the license agreement, all revenue is deferred until the final portion of the license fee becomes due and payable and all other criteria are met. Maintenance revenues for maintaining, supporting, and providing periodic upgrading are deferred and recognized ratably over the maintenance period, generally one year.

Revenues from training and consulting services are recognized as such services are performed. The Company does not require collateral for its receivables and reserves are maintained for potential losses.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation:

The assets and liabilities of the Company's foreign subsidiary, FlexiInternational Software Limited, are translated into U.S. dollars at exchange rates in effect at the balance sheet dates. Revenue and expense items are translated into U.S. dollars at the average exchange rate for the years. Resulting unrealized translation adjustments are included in stockholders' deficit.

Gains and (losses) on foreign currency exchange transactions are reflected in the consolidated statements of operations. Net transaction gains and (losses) included in income for the years ended December 31, 2002, 2001 and 2000 were $0.

Product Development Costs:

The Company has evaluated the establishment of technological feasibility of its various products during the development phase. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to the Company's consolidated financial position or results of operations. Therefore, the Company charges all product development expenses to operations in the period incurred.

Cash and Cash Equivalents:

The Company considers all interest-bearing securities having original maturities of three months or less to be cash equivalents. Additionally, the Company maintains cash balances which at times exceed the federally insured limits. The Company has not experienced any losses in such accounts, nor does it believe that there is a significant exposure to credit risk on these accounts because the credit ratings of institutions which maintain the cash balances has been assessed by the Company.

Trade Accounts Receivable:

Trade accounts receivable are presented in the balance sheets net of an allowance for doubtful accounts. Receivables are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical losses, existing economic conditions and the financial stability of its customers.

Property and Equipment:

Property and equipment is composed of furniture and equipment and is stated at cost less accumulated depreciation. Depreciation is calculated using an accelerated method over the estimated useful lives of the assets ranging from three to seven years. Property and equipment are periodically reviewed for impairment based upon anticipated cash flows generated from such underlying assets.

(in thousands, except share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes:
Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are included in the consolidated financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

Accounting for Stock Based Compensation:
Effective December 15, 2002, the company adopted Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS No. 148). This statement amends FASB statement No. 123, "Accounting for Stock Based Compensation". It provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for employee stock based compensation. It also amends the disclosure provision of FASB statement No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. As permitted by SFAS No. 123 and amended by SFAS No. 148, the Company continues to apply the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for its stock-based employee compensation arrangements.

No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. If the Company had recorded compensation cost based upon the fair value at the grant date for awards under these plans, consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share would be the pro forma amounts indicated below:

	2002	2001	2000
Net income (loss) as reported	$ **1,244**	$ (1,383)	$ 157
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1)	(4)	(450)
Net income (loss) pro forma	$ **1,243**	$ (1,387)	$ (293)
Income (loss) per share as reported - basic and diluted	$ **0.07**	$ (0.08)	$ 0.01
Income (loss) per share pro forma - basic and diluted	$ **0.07**	$ (0.08)	$ (0.02)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Disclosure of Financial Instruments:

The estimated fair value of amounts reported in the consolidated financial statements has been determined by using available market information and appropriate valuation methodologies. The carrying value of all current assets and current liabilities approximates fair value because of their short-term nature. The fair value of capital lease obligations and notes payable approximates the carrying value, based on current market prices.

Newly Issued Accounting Pronouncements:

The Company has reviewed all new accounting pronouncements issued through 2002 and has determined that none of them would have a material impact on the financial condition or results of operations other than as described previously.

Use of Estimates:

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share:

Basic earnings per share ("EPS") is computed by dividing earnings available to common stockholders by the weighted average number of common shares outstanding for the periods. Diluted EPS reflects the potential dilution of securities that could share in the earnings. As of December 31, 2002, 2001, and 2000, the weighted average number of common shares are the same for both the basic and diluted per share computations because the inclusion of common stock equivalents would have been antidilutive.

Reclassifications:

The consolidated financial statements for 2001 have been reclassified to conform with the presentation for 2002. Such reclassifications had no effect on net results of operations.

(in thousands, except share data)

NOTE C - GEOGRAPHIC INFORMATION AND CONCENTRATION OF CREDIT RISK

The Company operates in only one business segment. The Company's international revenues were derived primarily from the United Kingdom for the years ended December 31, 2002, 2001, and 2000, and the Company's international long lived assets at December 31, 2002, 2001 and 2000 resided primarily in the United Kingdom.

Revenues:	**2002**	2001	2000
United States	$ **5,940**	$ 7,691	$ 10,082
International:			
United Kingdom	**1,518**	1,824	2,354
TOTALS	$ **7,458**	$ 9,515	$ 12,436

Long lived assets:	**2002**	2001	2000
United States	$ **266**	$ 385	$ 2,043
International	**29**	33	43
TOTALS	$ **295**	$ 418	$ 2,086

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company controls this risk through credit approvals, customer limits and monitoring procedures. The Company can, however, limit the amount of support provided to its customers in the event of non-performance. Two customers represented 10% or more of the Company's total revenues, or an aggregate of 34.2%, 40.6%, and 38.2% of total revenues for each of the years ended December 31, 2002, 2001, and 2000, respectively. Two and three customers represented approximately 74.7%, and 61.9% of the Company's net accounts receivable at December 31, 2002 and 2001, respectively.

(in thousands, except share data)

NOTE D - INCOME TAXES

Significant components of the Company's deferred tax assets at December 31 are as follows:

	2002	2001
Net operating loss carryforwards	$ 24,564	$ 25,442
Other	3,770	3,856
	28,334	29,298
Valuation allowance	(28,004)	(29,298)
Net deferred tax asset	$ 330	$ -

At December 31, 2001, the Company had U.S. and foreign net operating loss carryforwards of approximately $40,292 and $26,960, respectively, which expire during the years 2005 through 2021. For tax purposes, there is an annual limitation on the utilization of the U.S. net operating loss carryforwards resulting from an ownership change as defined by Internal Revenue Code Section 382. Due to this annual limitation, a portion of the U.S. net operating loss carryforward may expire prior to when otherwise utilizable.

Income tax expense consists of the following:

	2002	2001	2000
Deferred income taxes:			
Federal	$ (275)	$ -	$ -
State	(55)	-	-
	$ (330)	$ -	$ -

Following is a reconciliation between tax expense using federal statutory tax rates and actual effective tax:

	2002		2001		2000	
Statutory taxes (benefits)	$ 311	34%	$ (470)	34%	$ 53	34%
Valuation allowance	(648)	(71)%	463	(33)%	(62)	(40)%
Other	7	1%	7	(1)%	9	6%
Actual taxes	$ (330)	(36)%	$ -	-%	$ -	-%

NOTE E - ACQUISITION

On June 24, 1998, the Company completed the acquisition of Dodge, a software developer that specializes in financial data warehouse solutions. As a result of the acquisition, the Company wrote off $1.9 million for acquired in-process research and development in the June 1998 quarter.

(in thousands, except share data)

NOTE E - ACQUISITION (CONTINUED)

During June 1999, the Company reassessed the value of the intangible assets recorded by the Company as a result of the acquisition. Prior to that reassessment, the unamortized balance of the intangible assets was $6,263, consisting of $1,728 of acquired software and $4,535 of goodwill. After assessment of the acquired software asset, management concluded that the carrying value approximated net realizable value for that software. Management also assessed the related goodwill arising from the Dodge acquisition in accordance with established policies. The economic factors indicated above caused management to revise downward its estimates of future cash flows from current and future products associated with the Dodge business as a whole. As a result of management's analysis, and using the best information available, management recorded a goodwill impairment charge of $4,224 in the second quarter of 1999.

During 2001, management conducted a periodic impairment assessment of the intangible assets resulting from the Dodge acquisition. Prior to the reassessment, the unamortized balance of the intangible assets was $862, consisting of $727 of acquired software and $135 of goodwill. After assessment of the acquired intangibles, management concluded that the Company's financial data warehouse product, based on older technologies, will not be upgraded to current technology and therefore these products will not be competitive in the future. While the company expects to maintain these products for its current customers, minimal revenue is expected from future sales. As a result of management's analysis, and using the best information available, management recorded an intangible asset impairment charge of $862 in the third quarter of 2001.

NOTE F - CONVERTIBLE NOTE RECEIVABLE

In January 2001, the Company entered into a convertible note receivable arrangement where the Company agreed to loan a total of $272 to a start-up software company and third party reseller of the Company's software products. The loan accrues at a 0% interest factor until January 31, 2003 at which time the loan begins to accrue at 7% per annum and will be repaid in 120 equal monthly payments of principal and interest beginning March 1, 2003. As of December 31, 2002 and 2001 the Company had loaned $272 and $85 under this arrangement, respectively. After December 31, 2002 but prior to February 28, 2003 either party at their option could convert the entire loan amount into 40,000 shares of the borrower's common stock. During January 2003, the Company exercised its option to convert the note receivable into 40,000 shares of the borrower's common stock.

NOTE G - PROPERTY AND EQUIPMENT

The Company's property and equipment at December 31 consists of the following:

	2002	2001
Computers	**$ 3,423**	$ 3,427
Software	**679**	652
Furniture and fixtures	**508**	508
Leasehold improvements	**332**	332
Office equipment	**68**	68
Vehicles	**31**	-
	5,041	4,987
Less accumulated depreciation	**4,746**	4,569
NET PROPERTY AND EQUIPMENT	**$ 295**	$ 418

(in thousands, except share data)

NOTE G - PROPERTY AND EQUIPMENT (CONTINUED)

Depreciation expense was $197, $457, and $806 for the years ended December 31, 2002, 2001, and 2000, respectively. All property and equipment has been pledged as collateral for a master lease agreement (NOTE I).

NOTE H - NOTES PAYABLE

During 2001, the Company refinanced a note payable with one of its vendors which also converted additional trade payables. The note is unsecured, has no stated interest rate, and is due in monthly installments of $5 until paid in full. The note requires any subsequent charges after the date of the note to be paid currently in addition to the amortization of the note balance. During 2002, the Company refinanced a settlement agreement with one of its customers which converted other accrued liabilities. The note is unsecured, has no stated interest rate and is due in monthly installments of $8 until paid in full. In addition, the Company refinanced a settlement agreement on March 4, 2003 with one of its vendors which converted other accrued liabilities. The note is unsecured, has no stated interest rate, requires an initial payment of $55 and monthly installments of $13 thereafter.

Following is a summary of long-term debt as of December 31:

	2002	2001
Note payable to vendor, no stated interest $5 monthly until paid in full	$ 639	$ 699
Note payable to vendor, no stated interest $8 monthly to August 2004	150	-
Note payable to vendor, no stated interest, initial payment of $55, $13 monthly to January 2005	343	-
Note payable to finance company, no stated interest $1 monthly to December 2004, collateralized by vehicle	20	-
	1,152	699
Less principal due within one year	341	60
TOTAL LONG-TERM DEBT	$ 811	$ 639

Following is a summary of estimated principal amounts due on long-term debt for each of the five years and thereafter following December 31, 2002:

2003	$ 341
2004	279
2005	73
2006	60
2007	60
Thereafter	339
TOTAL	$ 1,152

(in thousands, except share data)

NOTE I - CAPITAL LEASE OBLIGATION

In December 2001, the Company restructured its existing master lease agreement with its lease vendor. As a condition to the restructured agreement, the Company continued the grant of a blanket lien on all of its existing fixed assets. The original cost and accumulated depreciation of this property at December 31, 2002 is $2,586 and $2,554 respectively. The present value of the lease obligation at December 31, 2002 is $270. Approximate maturities of such capital lease obligation are as follows at December 31, 2002:

2003	$	283
Less amounts representing interest		13
TOTAL CAPITAL LEASE OBLIGATION		270
Less amounts due within one year		270
LONG-TERM PORTION OF CAPITAL OBLIGATION	$	-

NOTE J - STOCKHOLDERS' EQUITY

Preferred stock:

The Company has authorized capital stock that includes 5,000,000 shares of preferred stock, $.01 par value. No shares are issued and outstanding.

The Company's board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

Stock warrants:

In connection with the Company's 1995 financing arrangements, a warrant was issued for the purchase of 5,129 shares of Series C preferred stock for $1.65 per share. This warrant allows the holder to acquire 3,846 shares of common stock for $2.20 per share and the warrant expires in December 2006.

In connection with the Company's 1995 financing arrangements, a warrant was issued for the purchase of 76,800 shares of Series B preferred stock for $1.50 per share. This warrant allows the holder to acquire 57,600 shares of common stock for $2.00 per share and the warrant expires in July 2005.

In connection with the Company's capital lease obligations in 1994, a warrant was issued for the purchase of 43,103 shares of Series A preferred stock for $1.16 per share. This warrant allows the holder to acquire 32,327 shares of common stock for $1.546 per share and the warrant expires in June 2004.

(in thousands, except share data)

NOTE K - EMPLOYEE STOCK PLANS

Employee stock purchase plan:

The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") authorizes the issuance of up to a total of 400,000 shares of common stock to participating employees. Under the terms of the Purchase Plan, the purchase price is an amount equal to 85% of the average market price (as defined) per share of the common stock on either the first day or the last day of the offering period, whichever is lower. The Purchase Plan was discontinued during 2002. Under the Purchase Plan, the Company issued 0, 111,478, and 8,695 shares to participants during 2002, 2001, and 2000, respectively.

Stock option plans:

The Company's 1992 Stock Option Plan (the "1992 Plan") provided for the issuance of up to 1,362,000 shares of common stock through the granting of stock options to employees, officers, directors, consultants, and advisors. The board of directors had authority to determine awards and establish the exercise price. As of December 31, 2002, there are 34,125 options outstanding under the 1992 Plan. Such options vest over various periods up to five years and expire on various dates through 2007. No additional option grants will be made under the 1992 Plan.

The Company's 1997 Stock Incentive Plan (the "Incentive Plan") is intended to replace the 1992 Plan. Up to 2,375,000 shares of common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the Incentive Plan. Options may be granted at an exercise price which may be less than, equal to, or greater than the fair market value of the common stock on the date of grant. Officers, employees, directors, consultants, and advisors of the Company are eligible to receive awards under the Incentive Plan. During 2002, 2001, and 2000, 213,000, 529,760, and 344,811 options under the Incentive Plan were granted, respectively.

Under the terms of the Company's 1997 Director Stock Option Plan (the "Director Plan"), directors of the Company who are not employees are eligible to receive nonstatutory options to purchase shares of common stock. A total of 150,000 shares of common stock may be issued upon exercise of options granted under the Director Plan. The exercise price per share, for shares granted initially, was equal to the initial public offering price ($11). The exercise price per share for all shares thereafter will be the closing price per share of common stock on the date of grant. All options granted under the Director Plan vest one year from the date of grant so long as the optionee remains a director of the Company. During 2002, 2001, and 2000, 23,250, 10,500, and 18,000 options under the Director Plan were granted, respectively.

(in thousands, except share data)

NOTE K - EMPLOYEE STOCK PLANS (CONTINUED)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model. Assumptions used in 2002, 2001 and 2000 include: risk free interest rate of 3.40%, 5.08%, and 6.34%, average expected lives of 6.90, 7.91, and 3.00 years, a 0% dividend yield rate for all the years presented, and expected volatility of 0.68, 1.04, and 1.60, respectively. In accordance with SFAS 123, the fair value method of accounting has not been applied to options granted prior to January 1, 1995. Therefore, the resulting pro forma impact may not be representative of that to be expected in future years.

At December 31, 2002, the Company has reserved 1,305,435 shares of common stock for options outstanding under the 1992 Plan, Incentive Plan, and Director Plan, and 93,773 shares of common stock for exercisable warrants. In addition to the outstanding options, the Company has reserved 1,237,481 shares of common stock at December 31, 2002, for future grants under its Incentive Plan and Director Plan.
The following table describes the Company's stock option activity under all of its option plans:

	Number of Options	Weighted average exercise price per share (priced at date of grant)
Outstanding at December 31, 1999	1,422,889	$ 1.34
Granted	362,811	$ 0.68
Cancelled	(450,656)	$ 1.18
Outstanding at December 31, 2000	1,335,044	$ 1.17
Granted	540,260	$ 0.17
Cancelled	(565,600)	$ 0.52
Outstanding at December 31, 2001	1,309,704	$ 1.02
Granted	**236,250**	**$ 0.08**
Cancelled	**(240,519)**	**$ 0.47**
Outstanding at December 31, 2002	**1,305,435**	**$ 0.95**

(in thousands, except share data)

NOTE K - EMPLOYEE STOCK PLANS (CONTINUED)

	Number of Options	Weighted average exercise price per share (priced at date) (of grant)
Exercisable at December 31, 2000	392,840	$ 1.67
Exercisable at December 31, 2001	625,312	$ 1.37
Exercisable at December 31, 2002	**849,997**	**$ 1.23**
Options available for grant at December 31, 2002	**1,237,481**	-

The following table summarizes information regarding stock options granted under all of the Company's option plans:

	Number of options granted	Weighted average exercise price	Weighted average fair value
2000			
Options granted at market value:	362,811	$ 0.68	$ 0.62
2001			
Options granted at market value:	540,260	$ 0.17	$ 0.13
2002:			
Options granted at market value	**236,250**	**$ 0.08**	**$ 0.08**

The following table summarizes information regarding options outstanding at December 31, 2002 under all of the Company's option plans:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price per share
$0.05-$ 0.09	218,250	9.10	$ 0.09	23,250	$ 0.09
$0.15-$ 0.30	234,834	8.02	$ 0.19	99,843	$ 0.20
$0.38-$ 0.38	167,888	6.82	$ 0.38	167,888	$ 0.38
$0.59-$ 1.06	326,071	7.15	$ 0.91	228,074	$ 0.90
$1.19-$ 1.44	207,875	3.71	$ 1.27	207,035	$ 1.27
$1.63-$12.63	150,517	5.23	$ 3.69	123,907	$ 3.98
TOTAL	1,305,435		$ 0.95	849,997	$ 1.23

(in thousands, except share data)

NOTE L - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Savings Plan (the "Plan"). Employees are eligible to participate in the Plan upon completion of one month of service with the Company. Eligible employees may contribute up to 25% of their annual compensation to the Plan on a pre-tax basis. Participant contributions to the Plan are immediately vested. In addition, under the terms of the Plan, the Company, at its discretion, may match all or a portion of participant's contribution to the Plan up to 6% of the participant's compensation. The Company's matching contribution is made on a monthly basis. Participants become vested in Company matching contributions to the Plan over a five-year period. The expense under this Plan was $0, $20, and $72 for 2002, 2001, and 2000, respectively.

NOTE M - GAIN CONTINGENCY

During 2001, the Company filed suit against one of its third party resellers for software license fees and maintenance service revenue the Company believes the reseller did not report and pay to the Company in accordance with their contractual agreement. At December 31, 2002, the Company was in final negotiations for a settlement of the claim and expects to finalize it during 2003. While the Company currently believes that it will receive approximately $450 as a result of the settlement claim, there are still ongoing disputes regarding the terms of the settlement agreement and it has not yet been finalized. As a result, collectibility of these amounts remains uncertain and the Company has not recorded this transaction as of December 31, 2002. This transaction will be recorded in the period when amounts are realized.

NOTE N - SUBSEQUENT EVENTS

On March 4, 2003 the Company arranged payment terms associated with a settlement agreement with one of its former distributors which converted other accrued liabilities to current and long-term debt.

NOTE O - COMMITMENTS AND CONTINGENCIES

The Company leases space in several buildings which it uses for offices and development facilities, as well as various equipment and vehicles, all subject to operating leases. As of December 31, 2002, the minimum annual rental payments under the terms of such noncancellable leases which expire at various dates are as follows:

2003	$	302
2004		142
2005		100
2006		86
2007		92
Thereafter		46
TOTAL	$	768

Rent expense for the years ended December 31, 2002, 2001, and 2000 amounted to $407, $462 and $342, respectively.

From time to time, the Company is a party to various disputes and proceedings arising from the ordinary course of general business activities. In the opinion of management, resolution of these matters is not expected to have a material adverse effect on the results of operations of the Company. However, depending on the amount and the timing, an unfavorable resolution of some or all these matters could materially affect the Company's future results of operations or cash flows in a particular period.

(in thousands, except share data)

NOTE P - RESTRUCTURING

On February 26, 1999, management, with the approval of the board of directors, took certain actions to reduce employee headcount in order to align its sales, development and administrative organization with the current overall organization structure, and to position the Company for profitable growth in the future consistent with management's long term objectives. In this regard, the primary actions taken included involuntary terminations of selected personnel. Severance packages were offered to 66 employees. This reduction in headcount also led to the Company having excess leased facility space. In addition, during the third quarter of 1999, the Company took additional actions to reduce employee headcount. This action also included involuntary terminations of selected personnel. Severance packages were offered to 18 employees.

At December 31, 2000, there remained $27 of severance costs, which were paid in installments through February 2001. The Company believes that these actions resulted in sustainable cost savings, primarily through the elimination of redundant functions in product development, due to completion of development work on FlexiFinancials Release 4, and to a lesser extent in the support and sales organizations.

Detail of the restructuring charge is as follows:

	Severance and benefits	Excess facilities	Total
Reserve balances, December 31, 1999	$ 401	$ -	$ 401
Cash payments	(374)	-	(374)
Reserve balances, December 31, 2000	27	-	27
Cash payments	(27)	-	(27)
Reserve balances, December 31, 2001	**$ -**	**$ -**	**$ -**

NOTE Q - BUSINESS PLAN

Throughout 2002, the Company focused its efforts on further reductions of operating expenses, enhancing its relationships with current business partners, resolving preexisting disputes and marketing its financial management services solution, an accounting process outsourcing service. The Company has limited its investment of capital to maintaining and enhancing its products to remain competitive in the marketplace, focusing its direct sales force and expanding its third party vendors. The Company has continued to update its products to remain competitive. The Company is finalizing a sales tax audit with the State of Connecticut. The Company is also pursuing an arbitration settlement with one of its third party vendors for software license fees and maintenance service.

(in thousands, except share data)

NOTE R - SELECTED QUARTERLY INFORMATION (UNAUDITED)

The following table sets forth certain unaudited quarterly data for each of the four quarters in the years ended December 31, 2002 and 2001. The data has been derived from the Company's unaudited consolidated financial statements that, in management's opinion, include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of such information when read in conjunction with the Consolidated Financial Statements and Notes thereto. The results of operations for any quarter are not necessarily indicative of the results of operations for any future period.

Year ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
Total revenue	**$ 2,275**	**$ 1,859**	**$ 1,723**	**$ 2,051**
Gross profit	**1,671**	**1,304**	**1,195**	**1,624**
Net income	**547**	**230**	**122**	**703**
Income per share (1)	**0.03**	**0.01**	**0.01**	**0.04**
2001				
Total revenue	$ 3,154	$ 2,279	$ 1,858	$ 2,224
Gross profit	2,267	1,777	996	1,483
Net income (loss)	97	29	(1,687)	178
Income (loss) per share (1)	0.01	-	(0.10)	0.01

(1) Quarterly income (loss) per share may not equal the annual reported amounts.

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders of
FlexiInternational Software, Inc.
Bonita Springs, Florida

We have audited the consolidated financial statements of FlexiInternational Software, Inc. and subsidiary (the "Company") as of December 31, 2002 and 2001 and for the years then ended, and have issued our report thereon dated January 22, 2003, except for Note N, as to which the date is March 4, 2003; such financial statements and report are included in the 2002 Annual Report to Stockholders and are included herein. Our audit also included the financial statement schedule of FlexiInternational Software, Inc. and subsidiary listed in Item 15. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Hill, Barth & King LLC
Certified Public Accountants

Naples, Florida
January 22, 2003

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders of
FlexiInternational Software, Inc.

We have audited the consolidated financial statements of FlexiInternational Software, Inc. and subsidiary for the year ended December 31, 2000 and have issued our report thereon dated February 27, 2001; such financial statements and report are included in your 2002 Annual Report to Stockholders and are included herein. Our audit also included the financial statement schedule of FlexiInternational Software, Inc. and subsidiary listed in Item 15. This financial statement schedule is the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audit. In our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Hartford, Connecticut
February 27, 2001

FlexiInternational Software, Inc. and Subsidiary

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

Description	Balance at January 1, 2002	Charged to (Credit from) Costs and Expenses	Deductions	Balance at December 31, 2002
Allowance for doubtful accounts	$ 22	$ 288	$ (234)	$ 76
Valuation allowance for deferred tax asset	$ 29,298	$ (1,294)	$ -	$ 28,004

Description	Balance at January 1, 2001	Charged to Costs and Expenses	Deductions	Balance at December 31, 2001
Allowance for doubtful accounts	$ 352	$ (310)	$ (20)	$ 22
Valuation allowance for deferred tax asset	$ 23,560	$ 5,738	$ -	$ 29,298

Description	Balance at January 1, 2000	Charged to Costs and Expenses	Deductions	Balance at December 31, 2000
Allowance for doubtful accounts	$ 843	$ 299	$ (790)	$ 352
Valuation allowance for deferred tax asset	$ 22,601	$ 959	$ -	$ 23,560

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

The information required by Item 304 of Regulation S-K was previously reported in a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2001.

PART III

Item 10. **Directors and Executive Officers of the Registrant**

See "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K. The information required by Items 401 and 405 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on Friday, May 16, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2002, is incorporated herein by reference.

Item 11. **Executive Compensation**

The information required by Item 402 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on Friday, May 16, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2002, is incorporated herein by reference.

Item 12. **Security Ownership of Certain Beneficial Owners and Management**

The information required by Item 403 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on Friday, May 16, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2002, is incorporated herein by reference. The information specified in Item 402(k) and (l) of Regulation SK and set forth in Flexi's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders is not incorporated herein by reference.

Item 13. **Certain Relationships And Related Transactions**

The information required by Item 404 of Regulation S-K and appearing in Flexi's definitive Proxy Statement for the 2003 Annual Meeting of Stockholders to be held on Friday, May 16, 2003, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2002, is incorporated herein by reference.

Item 14. **Controls and Procedures**

Based on an evaluation of the Company's disclosure controls and procedures performed by the Company's Chief Executive Officer and Acting Chief Financial Officer within 90 days of the filing of this report, the Company's Chief Executive Officer and Acting Chief Financial Officer concluded that the Company's disclosure controls and procedures have been effective.

As used herein, "disclosure controls and procedures" means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms issued by the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer or officers and its principal financial officer or officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Since the date of the evaluation described above, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls, and there were no corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedule, and Reports on Form 8-K

(a)(1) Financial Statements

The consolidated financial statements filed as a part of this Annual Report on Form 10-K are listed in the Index to Consolidated Financial Statements under Item 8, which Index to Consolidated Financial Statements is incorporated herein by reference.

(a)(2) Financial Statement Schedule

The Schedule of Variation and Qualifying Accounts appears on page 43 of this Annual Report on Form 10-K. Schedules other than those listed above are omitted because they are either not required or not applicable.

(a)(3) Exhibits

The Exhibits filed as a part of this Annual Report on Form 10-K are listed in the Exhibit Index immediately preceding such Exhibits, which Exhibit Index is incorporated herein by reference. Documents listed on such Exhibit Index, except for documents identified by footnotes, are being filed herewith are, pursuant to Rule 12b-32 under the Securities Exchange Act of 1934, incorporated herein by reference.

(b) Reports on Form 8-K

During the fourth quarter of the fiscal year ended December 31, 2002, the Company did not file any Current Reports on Form 8-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEXIINTERNATIONAL SOFTWARE, INC.

Date: March 28, 2003

By: /s/ STEFAN R. BOTHE
Stefan R. Bothe
Chairman of the Board, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEFAN R. BOTHE Stefan R. Bothe	Chairman of the Board, Chief Executive Officer, President and Acting Chief Financial Officer (Principal Executive and Accounting Officer)	March 28, 2003
/s/ JENNIFER V. CHENG Jennifer V. Cheng	Director	March 28, 2003
/s/ ROBERT A. DEGAN Robert A. Degan	Director	March 28, 2003

Certification
by Chief Executive Officer
and Chief Financial Officer
Pursuant to Rule 13a-14

I, Stefan R. Bothe, certify that:

1. I have reviewed this annual report on Form 10-K of FlexiInternational Software, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have;

(a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

(b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "*Evaluation Date*"); and

(c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether there were any significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ STEFAN R. BOTHE
Stefan R. Bothe
Chairman of the Board, President, Chief Executive Officer and Acting Chief Financial Officer
(Principal executive officer and principal financial officer)

Exhibit No.	Exhibit Index
2.1(3)	Agreement and Plan of Merger dated June 24, 1998 among the Registrant, Princess Acquisition Corporation and The Dodge Group, Inc.
3.1(1)--	Amended and Restated Certificate of Incorporation.
3.2(1)	Amended and Restated By-Laws.
4.1(1)	Specimen Common Stock Certificate.
10.1(1)+	1992 Stock Option Plan, as amended.
10.2(6)+	1997 Stock Incentive Plan, including forms of incentive and nonstatutory stock option agreements.
10.3(1)+	1997 Director Stock Option Plan, including form of option agreement.
10.5(1)	Registration Rights Agreement dated May 7, 1996, as amended, among the Registrant and the Purchasers (as defined therein).
10.7(1)	Warrant Agreement dated June 28, 1994 held by CDC Realty, Inc.
10.8(1)	Warrant Agreement dated July 25, 1995 issued to Comdisco, Inc.
10.9(1)	Warrant Agreement dated July 25, 1995 issued to Comdisco, Inc.
10.10(1)	Warrant Agreement dated December 10, 1996 issued to Comdisco, Inc.
10.12(1)	Stockholders' Voting Agreement dated May 7, 1996 among the Registrant and the Stockholders (as defined therein).
10.13(1)	Participation Agreement dated May 7, 1996 among the Registrant and the Purchasers (as defined therein).
10.16(4)	Lease Agreement, dated February 21, 2000, by and between the Company and Sommer Holdings, Ltd.
10.17(8)	Loan Agreement and Convertible Promissory Note, dated as of January 31, 2001, by and between the Company and Core3, Inc.
16.1(6)	Letter regarding change in certifying accountant.
21.1(4)	Schedule of Subsidiaries.
23.1	Consent of Hill, Barth & King, LLP, independent accountants.
23.2	Consent of Delloite & Touche LLP, independent auditors.
99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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(1) Incorporated herein by reference to the Company's registration statement on Form S-1 (Registration No. 333-38403).
(2) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 1997.
(3) Incorporated herein by reference to the Company's current report on Form 8-K, dated June 29, 1998.
(4) Incorporated herein by reference to the Company's annual report on Form 10-K for the year ended December 31, 2000.
(5) Incorporated herein by reference to the Company's registration statement on Form S-8 filed on February 21, 2001 (Registration No. 333-83146).
(6) Incorporated herein by reference to the Company's current report on Form 8-K, dated December 21, 2001.
(7) Incorporated by reference to the Company's 2001 definitive Proxy Statement, dated April 11, 2001.
(8) Incorporated by reference to the Company's annual report on Form 10-K for the year ended December 31, 2001.
\+ Management contract or compensation plan or arrangement required to be filed as an exhibit pursuant to Items 14(a) and 14(c) of Form 10-K.

Corporate Information

Board of Directors

Stefan R. Bothe
Chairman, CEO & President

Jennifer V. Cheng
General Partner
Cheng Management Company

Robert A. Degan [1,2]
Private Investor

1. Member of Compensation Committee
2. Member of Audit Committee

Corporate Management

Stefan R. Bothe
Chairman, CEO & President

Maureen M. Okerstrom
Vice President, USA Sales

David Paine
Managing Director,
International Operations

Dmitry G. Trudov
Chief Technology Officer and
Vice President, Software Development

Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005

Independent Auditors

Hill, Barth & King LLC
Naples, Florida

Corporate Counsel

Cummings & Lockwood LLC
Stamford, Connecticut

Annual Meeting Date

The annual meeting of stockholders will be held on May 16, 2003 at 10:00 am EST at FlexiInternational Software, Inc., 3541 Bonita Bay Blvd., Suite 200, Bonita Springs, Florida

Stock Listing

FlexiInternational Software, Inc.'s common stock trades on the OTCBB under the symbol "FLXI.OB"

Corporate Headquarters

FlexiInternational Software, Inc.
Two Enterprise Drive
Shelton, Connecticut 06484

FLEXi™

FlexiInternational Software, Inc.

Two Enterprise Drive, Shelton, CT 06484
203-925-3040
www.flexi.com